



05038308

BB 3/15

S| ES COMMISSION
Washington, D. C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III
### FACING PAGE

SEC FILE NUMBER
8-66439

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2004</u> AND ENDING <u>DECEMBER 31, 2004</u>

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## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:                        OFFICIAL USE ONLY

**MAS BROKERAGE GROUP, INC.**              FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**c/o GETTENBERG CONSULTING – 65 BROADWAY, SUITE 1004**

---

**NEW YORK**                  **NEW YORK**           **10006**

        (City)               (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**RUSSELL POLLACK**                    **(212) 668 - 8700**

                                  (Area Code – Telephone No.)

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## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>LERNER & SIPKIN, CPAs, LLP</u>

<u>132 Nassau Street, Suite 1023</u>        <u>New York</u>        <u>NY</u>        <u>10038</u>

    X    **Certified Public Accountant**

---

## FOR OFFICIAL USE ONLY

PROCESSED

MAR 17 2005

THOMSON FINANCIAL

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

FEB 28 2005

# OATH OR AFFIRMATION

I, *ALLAN N. GOLDSTEIN*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
  *MAS BROKERAGE GROUP, INC.*, as of *DECEMBER 31, 2004,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
                                Signature

_____
                                Title

X _____
        Notary Public

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 20 06

This report** contains (check all applicable boxes):
(x ) (a ) Facing page.
(x ) (b ) Statement of Financial Condition.
(x ) (c ) Statement of Income (Loss).
(x ) (d ) Statement of Cash Flows.
(x ) (e ) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x ) (f ) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x ) (g ) Computation of Net Capital.
( ) (h ) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i ) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j ) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x ) (l ) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x ) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *ALLAN N. GOLDSTEIN,* swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

*MAS BROKERAGE GROUP, INC.,* as of *DECEMBER 31, 2004,*

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

------------------

_____
(Signature)

_____
(Title)


_____
(Notary Public)

# MAS BROKERAGE GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2004

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 20,464 |
| Organization expense - net of accumulated | | |
| amortization of $500 | | 7,000 |
| Other assets | | 1,952 |
| Total assets | $ | 29,416 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 8,633 |
| Due to stockholder | | 5,000 |
| Total liabilities | | 13,633 |

**Commitments and Contingencies** (Notes 3 and 4)

**Stockholders' equity** (Note 5)

| | |
|---|---:|
| Common stock, no par value, 200 shares | |
| authorized, 20 shares issued and outstanding. | 25,000 |
| Additional paid-in capital | 25,000 |
| Retained earnings | (34,217) |
| Total stockholders' equity | 15,783 |
| Total liabilities and stockholders' equity | $ 29,416 |

*The accompanying notes are an integral part of this statement.*

# MAS BROKERAGE GROUP, INC.
## NOTES TO FINANCIAL STATEMENTS
### FOR THE PERIOD MARCH 1, 2004 (DATE OF INCEPTION)
### TO DECEMBER 31, 2004

**Note 1 -**     **Nature of Business**

MAS Brokerage Group, Inc., (The "Company") is a New York State corporation formed in October 2003, for the purpose of conducting business as a broker. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). Operations began March 1, 2004.

**Note 2 -**     **Summary of Significant Accounting Policies**

*a)*     *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

*b)*     *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

*c)*     *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

*d)*     *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

**Note 3 -**     **Commitments**

*Office Lease*
The Company leases its premises under a lease expiring March 31, 2006. At December 31, 2004, the minimum rental commitment before escalations under the lease is $2,703.

# MAS BROKERAGE GROUP, INC.
## NOTES TO FINANCIAL STATEMENTS
### FOR THE PERIOD MARCH 1, 2004 (DATE OF INCEPTION)
### TO DECEMBER 31, 2004

**Note 4 -**      **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary

**Note 7 -**      **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2004, the Company had a net capital deficiency of ($13,169) which was ($18,169) deficient of its required net capital of $5,000.

The net capital deficiency was due to a $25,000 deductible on the Company's Broker-Dealer fidelity Bond resulting in a $20,000 capital charge. On February 22, 2005, the Company cancelled such policy and took out a new policy with a $5,000 deductible, which would result in no capital charge.

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A copy of the Firm's statement of Financial Condition as of December 31, 2004, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



# LERNER & SIPKIN
## CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038    Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
MAS Brokerage Group, Inc.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

We have audited the accompanying statement of financial condition of MAS Brokerage Group, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MAS Brokerage Group, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

*Lerner & Sipkin CPAs LLP*
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 22, 2005

# MAS BROKERAGE GROUP, INC.
## INDEPENDENT AUDITORS' COMMENTS

## FOR THE PERIOD MARCH 1. 2004 (DATE OF INCEPTION)
## TO DECEMBER 31, 2004



# LERNER & SIPKIN

### CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038    Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
MAS Brokerage Group, Inc.
c/o Gettenburg Consulting
65 Broadway, Suite 1004
New York, NY 10006

Gentlemen:

In planning and performing our audit of the financial statements of MAS Brokerage Group, Inc. for the period March 1, 2004 (date of inception) to December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MAS Brokerage Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of MAS Brokerage Group, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

*Lerner & Sipkin CPAs LLP*

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 22, 2004

# MAS BROKERAGE GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2004